UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 11, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Breckenridge Group Springfield Missouri, LLC

On December 11, 2017, we directly acquired ownership of a “majority-owned subsidiary,” Breckenridge Group Springfield Missouri, LLC (“RSE Aspen Heights Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a price of $4,500,000, which is the initial stated value of our equity interest in the RSE Aspen Heights Controlled Subsidiary (the “RSE Aspen Heights Controlled Subsidiary Investment”). The RSE Aspen Heights Controlled Subsidiary used the proceeds to refinance a single stabilized multifamily property totaling 166 units located at 1028 E St. Louis Street, Springfield, MO 65806 (the “RSE Aspen Heights Property”). The RSE Aspen Heights Controlled Subsidiary is anticipating redeeming the RSE Aspen Heights Controlled Subsidiary Investment via sale or refinancing by January 1, 2026. The RSE Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Aspen Heights Controlled Subsidiary is managed by the principals of Aspen Heights. Aspen Heights is a national multifamily and student housing developer and manager headquartered in Austin, TX. With over $1 billion in development since its founding in 2006, Aspen Heights has developed and managed approximately 18.5 thousand beds in 29 markets over 38 projects.

Pursuant to the agreements governing the RSE Aspen Heights Controlled Subsidiary Investment (the “RSE Aspen Heights Operative Agreements”), our consent is required for all major decisions regarding the RSE Aspen Heights Property. In addition, pursuant to the RSE Aspen Heights Operative Agreements we are entitled to receive an economic return of 11.0% for Year 1, 11.5% in Year 2, 12.0% in Year 3, 12.5% in Year 4, 13.0% in Year 5, and 13.5% in Years 6-8 and a 0.15% per annum servicing fee (starting on month 13) on our RSE Aspen Heights Controlled Subsidiary Investment, paid current on a monthly basis until the RSE Aspen Heights Controlled Subsidiary Investment is redeemed. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Aspen Heights Controlled Subsidiary Investment and approximately $25,000 in due diligence fees and third party reimbursements, paid directly by the RSE Aspen Heights Controlled Subsidiary.

The RSE Aspen Heights Controlled Subsidiary is required to redeem our RSE Aspen Heights Controlled Subsidiary Investment by January 1, 2026 (the “RSE Aspen Heights Redemption Date”). The RSE Aspen Heights Controlled Subsidiary does not have the ability to extend the RSE Aspen Heights Redemption Date. In the event that the RSE Aspen Heights Controlled Subsidiary Investment is not redeemed by the RSE Aspen Heights Redemption Date, pursuant to the RSE Aspen Heights Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Aspen Heights Property outright. The RSE Aspen Heights Controlled Subsidiary may redeem our RSE Aspen Heights Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Aspen Heights Controlled Subsidiary Investment.

Concurrent with the closing of the RSE Aspen Heights Controlled Subsidiary Investment on December 11, 2017, the RSE Aspen Heights Controlled Subsidiary refinanced the RSE Aspen Heights Property with a $27,900,000 senior secured loan from Freddie Mac/Berkadia (the “RSE Aspen Heights Senior Loan”). The loan features a 10-year term, with a maturity date of January 1, 2028, and 3-year interest-only at a floating rate of 1-month LIBOR + 2.56%. Aggregate with the RSE Aspen Heights Senior Loan, the RSE Aspen Heights Controlled Subsidiary Investment features an LTV of 70.6% based on a third-party appraised value of $45,900,000. The combined LTV ratio is the amount of the RSE Aspen Heights Senior Loan plus the amount of the RSE Aspen Heights Controlled Subsidiary Investment, divided by the valuation of the RSE Aspen Heights Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

The RSE Aspen Heights Property features a 5-story wrap student housing, residential building built in 2016 and containing 166 units (564 beds), a 24-hour fitness center, a California-style pool, a computer lab, study lounge, tanning room, and valet trash. Units are equipped with fully-furnished apartments, large kitchens, new appliances, a smart TV, open floor plans, private bathrooms, washers, and dryers. The property has a total of 443 parking spaces. 109 are in a surface lot (5 handicap, 8 reserved/employee) and the remaining 334 spaces are in the garage (7 handicap, 227 covered, 107 uncovered).

The RSE Aspen Heights Property is located within the Spring Vegas neighborhood of Springfield, MO, a short walk, bike ride, or ride on the university’s shuttle to Missouri State University. It is approximately .6 miles from Missouri State University (22,585 students) as well as .6 miles from Ozark Technical Community College (15,123 students). Springfield is also home to two major health systems and a number of corporate headquarters such as Bass Pro Shops, O’Reily Auto Parts, and BKD.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 11, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:   December 14, 2017